SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Garrett Motion Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

366505105

(CUSIP Number)

Jennifer M. Pulick

Keyframe Capital Partners, L.P.

65 East 55th Street, 35th Floor

New York, New York 10022

(212) 380-5800

with a copy to

Robert A. Profusek

Jones Day

250 Vesey Street

New York, New York 10281

(212) 326-3800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 20, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	NAMES OF REPORTING PERSONS Keyframe Fund I, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 263,900
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 263,900

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 263,900
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14.	TYPE OF REPORTING PERSON PN

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1.	NAMES OF REPORTING PERSONS Keyframe Fund II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 225,226
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 225,226

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 225,226
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14.	TYPE OF REPORTING PERSON PN

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1.	NAMES OF REPORTING PERSONS Keyframe Fund III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 564,200
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 564,200

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 564,200
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14.	TYPE OF REPORTING PERSON PN

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1.	NAMES OF REPORTING PERSONS Keyframe Fund IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 452,724
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 452,724

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 452,724
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14.	TYPE OF REPORTING PERSON PN

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1.	NAMES OF REPORTING PERSONS Keyframe Capital Advisors, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,506,050
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,506,050

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,506,050
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14.	TYPE OF REPORTING PERSON OO

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1.	NAMES OF REPORTING PERSONS Keyframe Capital Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,506,050
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,506,050

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,506,050
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14.	TYPE OF REPORTING PERSON PN, IA

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1.	NAMES OF REPORTING PERSONS Keyframe Capital Partners GP, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,506,050
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,506,050

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,506,050
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14.	TYPE OF REPORTING PERSON OO

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1.	NAMES OF REPORTING PERSONS John R. Rapaport
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,506,050
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,506,050

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,506,050
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14.	TYPE OF REPORTING PERSON IN

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Item 1.	Security and Issuer

This statement of beneficial ownership on Schedule 13D relates to the shares of common stock, $0.001 par value per share (the “Shares”), of Garrett Motion Inc., a Delaware corporation (the “Company”). According to the Company, the address of its principal executive office is La Pièce 16, Rolle, Switzerland 1180.

Item 2.	Identity and Background

(a)	This statement is filed by the following (collectively, the “Reporting Persons”):

(1)

Keyframe Fund I, L.P., Keyframe Fund II, L.P., Keyframe Fund III, L.P. and Keyframe Fund IV, L.P. (collectively, the “Keyframe Funds”), each a Delaware limited partnership, with respect to the Shares directly and beneficially owned by it;

(2)	Keyframe Capital Advisors, L.L.C., a Delaware limited liability company (“KCA”), as the general partner of each of the Keyframe Funds;

(3)	Keyframe Capital Partners, L.P., a Delaware limited partnership (“KCP”), as investment manager to the Keyframe Funds;

(4)	Keyframe Capital Partners GP, L.L.C., a Delaware limited liability company (“KCPGP”), as the general partner of KCP;

(5)	Mr. John R. Rapaport, as the Chief Investment Officer and Managing Partner of KCP and the Managing Member of both KCA and KCPGP.

All discretion over the investment activities of the Keyframe Funds has been delegated to KCP.

(b)	The principal business address of each of the Reporting Persons is 65 East 55th Street, 35th Floor, New York, New York 10022.

(c)

The principal business of each of the Keyframe Funds is investing in securities. The principal business of KCA is serving as the general partner of each of the Keyframe Funds. The principal business of KCP is serving as the investment manager to each of the Keyframe Funds. The principal business of KCPGP is serving as the general partner of KCP. The principal occupation of Mr. Rapaport is serving as Chief Investment Officer and Managing Partner of KCP and the Managing Member of both KCA and KCPGP.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)

During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such entity or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Rapaport is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The Keyframe Funds invested a total of approximately $4,658,083.56 (including commissions paid) to purchase 1,506,050 Shares. The source of funds was the Keyframe Funds’ capital available for investment. The Keyframe Funds may effect purchases of Shares through margin accounts maintained for it with brokers, which extend margin credit as and when

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required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. Positions in Shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Such margin accounts may from time to time have debit balances. Because other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase Shares.

Item 4.	Purpose of Transaction

On October 20, 2020, the Reporting Persons and other Company shareholders (the “Other Shareholders” and, together with the Reporting Persons, the “Shareholder Parties”), Oaktree Capital Management, L.P. (“Oaktree”), Centerbridge Partners, L.P., (“Centerbridge” and, together with Oaktree and the Shareholder Parties, the “Equity Commitment Parties”) and Honeywell International Inc. (“Honeywell”) entered into the Amended and Restated Coordination Agreement (including the term sheet attached thereto, the “A&R Coordination Agreement”) in anticipation of submitting an alternative proposal for a plan of reorganization (the “Proposed Plan”) to the Company. The A&R Coordination Agreement amended and restated a similar agreement entered into by Oaktree, Centerbridge and Honeywell announced on October 16, 2020.

Under the A&R Coordination Agreement, among other things, the Equity Commitment Parties agreed to backstop the issuance of, or otherwise commit to purchase, $1,050.0 million of new shares of Convertible Series A Preferred Stock (the “Convertible Series A Preferred Stock”) of the reorganized Company. The restructuring transactions contemplated by the A&R Coordination Agreement provide for the treatment of claims against the Company and its subsidiaries, and a rights offering in which all holders of Shares will receive subscription rights to purchase additional shares of Convertible Series A Preferred Stock at a purchase price of up to $100.0 million in the aggregate in cash pursuant to the terms and conditions therein. Under the A&R Coordination Agreement, among other things, the Shareholder Parties agreed not to dispose of any ownership, including any Beneficial Ownership (as defined in SEC Rule 13d-3) in any interests in the Debtors (as defined therein) unless the A&R Coordination Agreement is terminated with respect to the Shareholder Parties and such termination is disclosed in an amendment to their respective Schedule 13Ds. The A&R Coordination Agreement may be terminated by Shareholder Parties holding at least 60% of the commitments to purchase Convertible Series A Preferred Stock held by the Shareholder Parties following the occurrence of certain events set forth therein.

The Proposed Plan has not been approved by the Company and is subject to milestones and conditions that may not occur or be satisfied. As such, there is no assurance that the Proposed Plan will be completed on the terms set forth in the A&R Coordination Agreement, or at all. The foregoing description of the A&R Coordination Agreement is qualified in its entirety by the terms and conditions of the A&R Coordination Agreement, which is filed as Exhibit 99.1 hereto.

The Shareholder Parties by themselves or with the Equity Commitment Parties (to the extent they own Shares) may be deemed to constitute a group for purposes of Rule 13d-3 under the Act. The Reporting Persons anticipate that the other Equity Commitment Parties will file separate statements of beneficial ownership on Schedule 13D pursuant to Rule 13d-1(k)(2) under the Act containing their required information. The Reporting Persons assume no responsibility for the information contained in any filings by any other person. The Reporting Persons expressly disclaim beneficial ownership of any securities beneficially owned or acquired by any other person except to the extent of their pecuniary interest therein. Based on information provided by the other Equity Commitment Parties, the Reporting Persons believe that the Equity Commitment Parties beneficially own in the aggregate 49.3% of the outstanding Shares as of the date of this Schedule 13D.

The Reporting Persons intend to review their investment in the Company on a continuing basis and, depending upon the price of and other market conditions relating to the Shares, developments affecting the Company and the Chapter 11 case and other factors deemed relevant, subject to the terms of the A&R Coordination Agreement, the Reporting Persons may increase or decrease the size of their investment in the Company, pursue changes in the composition of the Company’s Board of Directors or propose or take one or more other actions that relate to or would result in any matter referred in items (a) through (j) of Item 4 of Schedule 13D, alone or with others. The Reporting Persons reserve the right,

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subject to the terms of the A&R Coordination Agreement, to act independently and without respect to the other Equity Commitment Parties, to change their plans or proposals at any time, and to take any action as they deem appropriate, either alone or with others, in their sole discretion at any time, including with respect to any matter set forth in items (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)

As of the date of this statement, the Reporting Persons beneficially own 1,506,050 Shares in the aggregate, representing 2.0% of the 75,635,938 outstanding Shares, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 30, 2020.

(b)	The Reporting Persons have shared voting power and shared investment power with respect to the Shares beneficially owned by the Reporting Persons pursuant to the relationships described in Item 2(a).

(c)	During the past 60 days, none of the Reporting Persons has effected any transactions in the Shares, except as set forth on Schedule A.

(d)

No person (other than the Reporting Persons) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares beneficially owned by the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Except as described in this statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the Reporting Persons and between such persons any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

The following documents are filed as exhibits to this statement:

Exhibit 99.1	Amended and Restated Coordination Agreement, dated October 20, 2020, by and among the parties identified therein (incorporated by reference to Exhibit II to Oaktree Capital Management, L.P.’s Amendment No. 2 to Schedule 13D filed on October 20, 2020).

Exhibit 99.2	Joint Filing Agreement

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SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 28, 2020

Keyframe Fund I, L.P.
By:	Keyframe Capital Advisors, L.L.C. its General Partner
By:	/s/ John R. Rapaport
	Name:	John R. Rapaport
	Title:	Managing Member

Keyframe Fund II, L.P.
By:	Keyframe Capital Advisors, L.L.C. its General Partner
By:	/s/ John R. Rapaport
	Name:	John R. Rapaport
	Title:	Managing Member

Keyframe Fund III, L.P.
By:	Keyframe Capital Advisors, L.L.C. its General Partner
By:	/s/ John R. Rapaport
	Name:	John R. Rapaport
	Title:	Managing Member

Keyframe Fund IV, L.P.
By:	Keyframe Capital Advisors, L.L.C. its General Partner
By:	/s/ John R. Rapaport
	Name:	John R. Rapaport
	Title:	Managing Member

Keyframe Capital Advisors, L.L.C.
By:	/s/ John R. Rapaport
	Name:	John R. Rapaport
	Title:	Managing Member

Keyframe Capital Partners, L.P.
By:	/s/ John R. Rapaport
	Name:	John R. Rapaport
	Title:	Chief Investment Officer and Managing Partner

Keyframe Partners GP, L.L.C.
By:	/s/ John R. Rapaport
	Name:	John R. Rapaport
	Title:	Managing Member
/s/ John R. Rapaport
John R. Rapaport

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SCHEDULE A

Transactions in Shares effected by the Keyframe Funds in the last 60 days

(all purchases and sales effected on the New York Stock Exchange except as indicated below)

Transaction Date	Transaction Type	Quantity	Price Per Share ($)
8/27/2020	Buy	529,600	3.4980
8/28/2020	Buy	331,000	3.4544
9/15/2020	Buy	132,400	3.2200
9/16/2020	Buy	66,200	3.1887
9/17/2020	Buy	281,350	2.6707
9/18/2020	Buy	165,500	1.8333